Exhibit 8.1


                                                     March 27, 2002


To the Addressees Listed on
  Schedule A Attached Hereto

                  Re:  Ford Credit Auto Owner Trust 2002-B Asset Backed Notes
                       ------------------------------------------------------

Ladies and Gentlemen:

            You have requested our opinion as to certain federal income tax consequences in connection with the issuance of the Class A-1 2.01% Asset Backed Notes (the "Class A-1 Notes" or the "Exempt Notes"), the Class A-2a 2.97% Asset Backed Notes (the "Class A-2a Notes"), the Class A-2b Floating Rate Asset Backed Notes (the "Class A-2b Notes" and, together with the Class A-2a Notes, the "Class A-2 Notes"), the Class A-3a 4.14% Asset Backed Notes (The "Class A-3a Notes"), the Class A-3b Floating Rate Asset Backed Notes (the "Class A-3b Notes" and, together with the Class A-3a Notes, the "Class A-3 Notes"), the Class A-4 4.75% Asset Backed Notes (the "Class A-4 Notes" and, together with the Class A-1 Notes, the Class A-2 Notes and the Class A-3 Notes, the "Class A Notes"), the Class B 5.18% Asset Backed Notes (the "Class B Notes"), the Class C 5.75% Asset Backed Notes (the "Class C Notes" and, together with the Class A-2 Notes, the Class A-3 Notes, the Class A-4 Notes and the Class B Notes, the "Publicly Offered Notes" and, together with the Exempt Notes, the "Notes"), and the Class D 6.00% Asset Backed Certificates (the "Class D Certificates" or the "Certificates") by Ford Credit Auto Owner Trust 2002-B (the "Trust") pursuant to the terms of, (a) with respect to the Notes, an Indenture dated as of March 1, 2002 (the "Indenture") between the Trust and JPMorgan Chase Bank, as indenture trustee (the "Indenture Trustee") and (b) with respect to the Certificates, an Amended and Restated Trust Agreement dated as of March 1, 2002 (the "Trust Agreement") between Ford Credit Auto Receivables Two LLC (the "Seller"), The Bank of New York, as owner trustee (the "Owner Trustee") and The Bank of New York (Delaware), as Delaware trustee (the "Delaware Trustee"). The Notes will be sold to the underwriters (the "Underwrit ers") pursuant to an underwriting agreement (the "Underwriting Agreement") between the Seller and Banc of America Securities LLC and J.P. Morgan Securities Inc., as representatives of the several Underwriters named therein.

            Pursuant to the terms of the interest rate swap agreements, dated as of March 27, 2002 (the "Interest Rate Swap Agreements"), the Trust will enter into (i) an interest rate protection agreement with Bank of America N.A. (the "Class A-2bSwap Counterparty") to hedge the interest rate risk of the floating rate Class A-2b Notes (ii) an interest rate protection agree ment with JP Morgan Chase Bank (the "Class A-3b Swap Counterparty" and, together with the Class A-2b Swap Counterparty, the "Swap Counterparties") to hedge the interest rate risk of the floating rate Class A-3b Notes.

            The rights of the holders of the Class A Notes (the "Class A Noteholders") and of the Swap Counterparties will be senior to the rights of the holders of the Class B Notes (the "Class B Noteholders") and the Class C Notes (the "Class C Noteholders" and, together with the Class A Noteholders and the Class B Noteholders, the "Noteholders")). Similarly, the rights of the Class B Noteholders will be senior to the rights of the Class C Noteholders. The rights of the Noteholders and the Swap Counterparties will be senior to the rights of the holders of the Certificates (the "Certificateholders"). Each payment period, the Seller will be entitled to receive any remaining portion of funds on deposit in the Collection Account after (i) the Total Required Payment has been made, (ii) the Reserve Account's balance has been restored, if necessary, to the Specified Reserve Balance and (iii) the Regular Principal Distribution Amount has been deposited into the Principal Distribution Account. The Seller will at all times hold the right to receive all such excess amounts.

            You have asked us whether, for federal income tax purposes, the Class A Notes, the Class B Notes and the Class C Notes will be characterized as debt and whether the Trust will be classified as an association (or publicly traded partnership) taxable as a corporation. In rendering our opinion, we have examined and relied upon (i) the registration statements for the Publicly Offered Notes on Form S-3, consisting of Registration No. 333-54664, filed with the SEC on February 9, 2001 (such registration statements, the "Registration Statement"), including the prospectus dated March 18, 2002 as supplemented by the prospectus supplement dated March 26, 2002 and the prospectus supplement dated March 19, 2002 each included therein (the "Prospectus"), (ii) the offering memorandum dated March 26, 2002 and the offering memoran dum dated March 19, 2002, relating to the offering of the Exempt Notes (the "Offering Memo randum"), which includes and incorporates the Prospectus as a part thereof, (iii) the Indenture, (iv) the Trust Agreement, (v) the Sale and Servicing Agreement, (vi) a certificate executed by an officer of the Seller dated the date hereof regarding the Seller's projections of the losses that the Trust will incur in respect of the Receivables (the "Loss Assumption Certificate"), and (vii) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below, and we have assumed that the parties to such documents will comply with the terms thereof, that such documents are not amended and that such documents are enforceable in accordance with their respective terms. In connection therewith, we note that you will receive an opinion from this firm regarding such enforceability.

            In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such latter documents. As to any facts material to the opinions expressed herein which were not independently established or verified, we have relied upon statements, represen tations, and certifications of officers and other representatives of the Seller, the Servicer, the Underwriters, and others including certain calculations performed by Banc of America Securities LLC ("BofA"). In addition, our opinion is premised on the accuracy of the facts set forth in the Prospectus and the Offering Memorandum and the facts set forth in the representations referred to in the Prospectus and the Offering Memorandum.

            In rendering our opinion, we have also considered and relied upon the Internal Revenue Code of 1986, as amended (the "Code"), administrative rulings, judicial decisions, Treasury Regulations, and such other authorities as we have deemed appropriate. The statutory provisions, Treasury Regulations, interpretations, and other authorities upon which our opinion is based are subject to change, and such changes could apply retroactively. In addition, there can be no assurance that positions contrary to those stated in our opinion will not be taken by the Internal Revenue Service.

I.   Federal Income Tax Characterization of the Notes.
     ------------------------------------------------

            Whether the Class A Notes, the Class B Notes and the Class C Notes are debt or equity interests in the Trust Property is determined both by the terms of the Notes and by whether the "substantial incidents of ownership" of the Trust Property have been transferred to the Noteholders. See Watts Copy Systems, Inc. v. Commissioner, 67 TCM 2480, 2483 (1994); Coulter Electronics, Inc. v. Commissioner, 59 TCM 350 (1990), aff'd, 943 F.2d 1318 (11th Cir. 1991); United Surgical Steel Co. v. Commissioner, 54 T.C. 1215 (1970), acq., 1971-2 C.B. 3; Town & Country Food Co. v. Commissioner, 51 T.C. 1049 (1969), acq., 1969-2 C.B. xxv; GCM 39567 (June 10, 1986); and GCM
39584 (December 3, 1986). Thus, the most important considerations are: (i) whether the Noteholders bear the burdens of ownership of the Trust Property,
(ii) whether the Noteholders have any of the benefits of ownership of the Trust Property, and (iii) whether the terms of the Notes have features which are more characteristic of debt than of equity. As discussed below, the Class A Noteholders do not obtain, and the Class B Noteholders and the Class C Noteholders should not be viewed as obtaining, the benefits and burdens of ownership of the Trust Property.

         A. The Benefits and Burdens of the Trust Property are Retained by the Seller.

            1. Burdens of Ownership. The principal burden of ownership of the Trust Property is the risk of loss arising from shortfalls in the payments on the Receivables. As described below, the transaction pursuant to which the Notes are issued has been structured so that the risk of loss is borne by the Seller and the holders of the Certificates (initially, the Depositor, which is a limited liability company that is wholly owned by Ford Credit, the Servicer).

            A portion of the Initial Pool Balance, equal to $125,719,635.40 (the "Yield Supplement Overcollateralization Amount" or "YSOA") is intended to compensate for receiv ables having below-market interest rate.(1) This mechanism, of course, reduces the overcollateralization available to cover losses and other shortfalls in the amounts available to pay the Notes. Ford Credit and BofA have advised us, however, that in this transaction (i) under the pricing prepayment assumption for the Receivables, and (ii) assuming that prepayments occur reasonably evenly between high coupon and low coupon Receivables, no portion of the YSOA would be required to be used to pay interest or principal on the Notes. Accordingly, it is reasonable to view all, or at least a significant portion of, the YSOA (which is approximately 3.57% of the Adjusted Pool Balance(2)) as being available to use as credit enhancement.

            The total face amount of Notes and Certificates issued by the Trust is equal to approximately 102.00% of the initial Adjusted Pool Balance. The Class A Notes will initially be supported by the Class B Notes and the Class C Notes which, together, have a face amount equal to approximately 5.00% of the initial Adjusted Pool Balance, and the principal of which will not be paid until the Class A Notes are paid in full. The Class B Notes will be supported by the Class C Notes, having a face amount equal to 2.00% of the initial Adjusted Pool Balance, the principal of which will not be paid until the Class B Notes are paid in full. The Class C Notes will initially be supported only by the Reserve Account as discussed below and by the available portion of the YSOA. Finally, the Notes (and the Certificates) will also be supported by the Reserve Account, which may be drawn upon to make required payments of principal and interest to Noteholders, and which will initially be funded by a portion of the proceeds of the Notes and Certificates in the amount of $18,249,989.91 or 0.518% of the initial Adjusted Pool Balance. Thus, the initial total credit enhancement (excluding the YSOA) supporting the Class A Notes is equal to 5.518% of the initial Adjusted Pool Balance, the initial total credit enhancement supporting the Class B Notes is equal to 2.518% of the initial Adjusted Pool Balance and the initial total credit enhancement supporting the Class C Notes is equal to 0.518% of the initial Adjusted Pool Balance.

________________________

     (1) The "Yield Supplement Overcollateralization Amount" for each Receivable for each Collection Period is the excess, if any, of the present value of the scheduled payments due on such Receivable for each future Collection Period discounted at the APR of the Receiv able over the present value of such scheduled payments discounted at 7.00%, assuming that future scheduled payments on the Receivables are made on their scheduled due dates without any delays, defaults or prepayments.

     (2) The "Adjusted Pool Balance" as of any date is equal to the Pool Balance less the Yield Supplement Overcollateralization Amount as of such date.





            On each Distribution Date, any shortfalls in amounts available to make required payments of principal and interest to Noteholders will first be absorbed by the portion of the monthly payments from the Receivables which are attributable to the "spread" between the income from the Receivables (less certain Trust expenses) and the weighted average rate on the Notes and the Certificates, minus payments made to the Swap Counterparties and plus payments made by the Swap Counterparties (the "Spread").(3) Over the life of the transaction, "spread" is expected to have a net present value, as of the closing date, of approximately 3.34%. This, plus at least a portion of the YSOA (3.57% of the Adjusted Pool Balance at closing), and plus the Reserve Account, provide enhancement of approximately 7.43% for the Class C Notes as of the closing date.

            The rights of the Class C Noteholders will be subordinate to the rights of the Class B Noteholders and similarly the rights of the Class B Noteholders will be subordinate to the rights of the Class A Noteholders (the rights of the holders of each Class of Class A Notes are pari passu with the rights of the holders of each other Class of Class A Notes) and of the Swap Counterparties. Any amounts remaining in the Collection Account after giving effect to the payment of the Total Required Payment and depositing amounts in the Reserve Account to the extent necessary to replenish it to the Specified Reserve Balance will first be applied to retire the Class A-1 Notes in full. Thereafter, amounts remaining in the Collection Account are to be deposited in the Principal Distribution Account on each Distribution Date to the extent of the Regular Principal Distribution Amount.(4)

_____________________

     (3) For clarity, "spread" as used herein refers only to such amount calculated without regard to the YSOA. The YSOA, to the extent not needed to pay the coupon on the Notes, also provides "spread," but to simplify this opinion while avoiding double counting, the YSOA is treated as providing principal overcollateralization equal to its principal amount.

     (4) The Regular Principal Distribution Amount will equal the difference between (i) the greater of (1) the then principal balance of the Class A-1 Notes and (2) an amount sufficient to cause the then Pool Balance to exceed the aggregate outstanding principal amount of the Notes and Certificates by the difference between (x) the Pool Balance and (y) the sum of the Specified Overcollateralization Amount and the Yield Supplement Overcollateralization Amount, and (ii) the First Priority Principal Distribution Amount, the Second Priority Principal Distribution Amount and the Third Priority Principal Distribution Amount. Based on this formula, amounts otherwise distributable to the Seller will be applied generally to establish and maintain a "cushion" of at least 1% (including the Reserve Account) of the Pool Balance in addition to the credit and yield enhancement of (i) with respect to the Class A Notes, 5.00% of the initial Adjusted Pool Balance (provided by the Class B Notes and the Class C Notes), and (ii) with respect to the Class B Notes, 2.00% of the initial Adjusted Pool Balance (provided by the Class C Notes).





            Based on calculations provided by BofA (calculated using historic loss and prepayment levels) the excess of the Adjusted Pool Balance over the outstanding amount of the Class A Notes at the end of one year will have increased to 11.53% of the Adjusted Pool Balance and at the end of two years will have increased to approximately 21.53% of the Adjusted Pool Balance, while the overcollateralization supporting the Class B Notes (i.e., the excess of the Adjusted Pool Balance over the outstanding amount of the Class A Notes and the Class B Notes) at the end of one year will have increased to 6.67% of the Adjusted Pool Balance and at the end of two years such overcollateralization will have increased to approximately 12.30% of the Adjusted Pool Balance and the overcollateralization supporting the Class C Notes (i.e., the excess of the Adjusted Pool Balance over the outstanding amount of the Class A Notes, the Class B Notes and the Class C Notes) at the end of one year will have increased to 3.43% of the Adjusted Pool Balance and at the end of two years such overcollateralization will have increased to approximately 6.15% of the Adjusted Pool Balance.

            While the Indenture permits interest to be paid on the Certificates ahead of principal on the Class A Notes, the Class B Notes and the Class C Notes in some circumstances, such right will be curtailed in any period in which the aggregate outstanding principal balance of the Class A Notes, Class B Notes and the Class C Notes is greater than the Adjusted Pool Balance.

            Based on the amounts of credit support and overcollateralization described above, the Class A-1 Notes will be given a rating in the highest short-term rating category, the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes will be given a rating in the highest long-term rating category, the Class B Notes will be given a rating of "A" and the Class C Notes will be given a rating of "BBB" or their respective equivalents from at least two nationally recognized rating agencies. These investment grade ratings indicate a very high likelihood that all interest and principal will be timely paid with respect to the Notes and that the Noteholders do not bear any significant risk of loss associated with ownership of the Trust Property (although, obviously the risk of loss with respect to the Class C Notes is greater than the risk associated with the Class B Notes and Class A Notes and the risk of loss to the Class B Notes is greater than the risk associated with the Class A Notes).

            2. Benefits of Ownership. The primary benefits of ownership of the Trust Property are the payments due from Obligors with respect to the Receivables. If market interest rates for comparable receivables decrease in relation to the yield on the Receivables, the Receivables will increase in value. The Indenture, the Trust Agreement and the Sale and Servicing Agreement together provide that the rate of return to the Noteholders is, for each of the Classes of the Notes, a fixed rate set at the time of the pricing of the Notes and the Seller receives the remaining proceeds from the Receivables (after payment of fixed costs including interest on the Certificates). Thus the economic return to a Noteholder is the result not of any change in the value of the Receivables but rather reflects the rate of interest payable on a fixed rate debt instrument.

            As described above, the Seller retains an ownership interest in the Trust, in addition to any Certificates that it retains, in the form of the right to receive, on a periodic basis, amounts not used to make payments on the Notes or Certificates and, upon payment in full of the Notes and Certificates, any Receivables remaining in the Trust. According to projections provided by BofA, the net present value of such amount will equal 2.81% (assuming net losses of 1.50% per annum) of the initial Adjusted Pool Balance (discounted at a rate of 7.00%). In addition (assuming a steady loss rate) the Class C Notes will receive all payments due to them unless the rate of net losses exceeds 4.66% per annum. Since the current loss rate is approxi mately 1.44% per annum, losses would have to more than triple for this to occur.

            3. Default Rights. In the event that the Trust defaults in the payment of any interest (other than a default in the payment of interest on the Class C Notes prior to the time that all of the Class B Notes have been paid in full and on the Class B Notes prior to the time that all of the Class A Notes have been paid in full) and such default is not remedied within five days, or the Trust defaults in the payment of the full amount of the principal or any installment of the principal of any Note when the same becomes due and payable, an Event of Default will occur and either the Indenture Trustee or the holders of Notes representing not less than a majority of the outstanding amount of the Notes may declare all of the Notes, including interest accrued and unpaid, to be immediately due and payable (however, if an Event of Default occurs, the Class C Noteholders will not have any right to direct or to consent to any actions by the Indenture Trustee until the Class B Notes have been paid in full and the Class B Noteholders will not have any right to direct or to consent to any actions by the Indenture Trustee until the Class A Notes have been paid in full). Upon such a declaration, the Indenture Trustee could sell the Trust Property and the proceeds therefrom would be applied to pay the Noteholders to the extent of the outstanding amount and any accrued and unpaid interest, before making any payments to Certificateholders.

         B.       Other Factors.

            A number of other factors support the conclusion that the Class A Notes are, in substance, debt and that the Class B Notes and the Class C Notes should also be considered debt. The Notes are denominated as indebtedness and the Seller and the Noteholders, by their purchase of the Notes, will agree to treat the Notes for federal, state and local income and franchise tax purposes as indebtedness of the Trust. The terms of the Receivables differ materially from the terms of the Notes with regard to their respective interest rates. Moreover, BofA has informed us that the Receivables will have a weighted average life of 2.28 years (based on the assumptions set forth in the Prospectus under the caption "STRUCTURAL SUMMARY-composition of the Receivables"). On the other hand, the Notes, of which there will be six classes, will have weighted average lives of 0.23 years for the Class A-1 Notes, 0.87 years for the Class A-2 Notes, 1.95 years for the Class A-3 Notes, 3.02 years for the Class A-4 Notes, 3.22 years for the Class B Notes and the Class C Notes (based on the pricing prepayment assumption of 1.5% ABS and the other assumptions set forth in the Prospectus under the caption "THE RECEIVABLES POOL-Weighted Average Life of the Securities"). The Trust will retain control and possession of the Receivables. The Servicer is responsible for servicing, collection and administration of the Receivables and will bear all costs and expenses incurred in connection with such activities, although an amount to compensate the Servicer for collection activity is permitted by the Sale and Servicing Agreement to be periodically withdrawn by the Servicer from the assets otherwise held by the Trust for the benefit of the Noteholders. The Indenture Trustee, on behalf of the Noteholders, has the right to inspect the documentation with respect to the Receivables that the Servicer will maintain on behalf of the Trust, a right which is common in loan transactions. The foregoing additional factors support the conclusion that the transaction described in the Inden ture, the Trust Agreement and the Sale and Servicing Agreement with respect to the Notes constitutes an issuance of debt. Moreover, the substance of the transaction is consistent with the characterization of the Notes as debt.

            Based on and subject to the foregoing, although there are no authorities involving closely comparable situations, in our opinion the Class A Notes will be treated as indebtedness for federal income tax purposes.

            The Class B Notes and Class C Notes are subordinate to the Class A Notes and to payments to the Swap Counterparties, and are supported, as described above, by less credit enhancement than the Class A Notes (and in the case of the Class C Notes, the Class B Notes). In addition, the rights of holders of Class B and Class C Notes as creditors are limited while the Class A Notes (and, in the case of the Class C Notes, the Class B Notes) are outstanding. For these reasons, the Class B Notes and the Class C Notes could be viewed as bearing certain burdens of ownership of the Receivables. However, despite the foregoing factors, the Class B Notes are rated "A" or its equivalent, and the Class C Notes are rated at least "BBB" or its equivalent, by at least two nationally recognized rating agencies, in each case evidencing a high degree of certainty that they will be repaid (and thus do not bear any expected risk of losses on the Receivables). In addition, neither the Class B Notes nor the Class C Notes receive any benefits of ownership of the Receivables. Accordingly, while the issue is not free from doubt, in our opinion the Class B Notes and the Class C Notes should be characterized as indebtedness for federal income tax purposes.


II.  Federal Income Tax Characterization of the Trust.
     ------------------------------------------------

            The Certificates are denominated as equity interests in the Trust, and the Seller and the Certificateholders, in purchasing the Certificates, agree to treat the Trust either as a disregarded entity (if it has a single owner for federal income tax purposes) or otherwise as a partnership. The Seller will at closing possess the right to receive all of the Trust Property not used to pay the Notes and Certificates, amounts due under the Interest Rate Swap Agreements, and the Servicing Fee. In addition, the Seller will initially own all of the Certificates. Accord ingly, at closing, the trust will be classified as a disregarded entity.

            Although, in some respects, the Trust is similar to trusts established to hold collateral pledged as security in connection with lending transactions, because no opinion of counsel is sought that such Certificates are debt, the Trust must be viewed as an entity whose characterization will be determined under Sections 7701 or 7704 and applicable Treasury Regulations promulgated thereunder.(5)

            "Eligible entities" (i.e., entities not explicitly classified as a corporation under Treas. Reg.ss.301.7701-2(b)) with at least two members are, by default, treated as partnerships for federal income taxation purposes, and if they have only a single member, will be disregarded entities. Treas. Reg.ss.301.7701-3(b). The Trust, which is a business trust formed under the laws of the State of Delaware pursuant to the Trust Agreement, may not be treated as a trust for federal income taxes because it may not be "simply an arrangement to protect or conserve [the Trust Property] for beneficiaries". Treas Reg.ss.301.7701-4(b). Therefore, because the Trust is not included in the list of corporate entities described in Treas. Reg.ss.301.7701-2(b), it will be treated as a partnership for federal income tax purposes under Treas. Reg.ss.301.7701-3(b) if it (i) is not a trust for federal income tax purposes and (ii) is treated as having multiple owners (which would occur if any of the Certificates are sold). For so long as all of the Certificates and the right to receive any spread and/or Reserve Account releases are held by the Seller, the Trust will be treated as a disregarded entity.

            Section 7704 of the Code provides that, subject to certain exceptions, a partner ship the interests in which are (i) traded on an established securities market or (ii) readily tradable on a secondary market (or the substantial equivalent thereof) will be treated as a corporation for federal income tax purposes. Section 7704(c), however, excepts certain publicly traded partnerships ("PTPs") from treatment as a corporation for tax purposes if they have sufficient passive-type income. Specifically, Section 7704(c) provides that a PTP shall not be treated as a corporation for tax purposes if 90 percent or more of its gross income consists of "qualifying income." Qualifying income is defined by Section 7704(d) to include interest and any gain from the sale or disposition of a capital asset. The Trust's sole source of income will derive from interest paid with regard to and gain resulting from the disposition of the Receivables.

____________________

     (5) Unless otherwise indicated, all "Section" references hereinafter shall be to the Code.



            We note that Section 7704(d)(2) disqualifies from the category of otherwise "qualifying income" interest that is derived in the conduct of a "financial or insurance business." In our view, because the Indenture Trustee, Owner Trustee and Servicer cannot manage the assets of the Trust in any ordinary sense, and in particular, cannot sell the Receivables (except in the event of an Event of Default or dissolution of the Trust) and cannot acquire additional assets, the Trust should not be found to be carrying on a financial business. However, the Service has not provided guidance as to what constitutes a financial or insurance business and accordingly our conclusion is based on our interpretation of the statutory language of Section 7704 and not on authorities construing the statute. Accordingly, we believe that since the Trust should not be found to be engaged in a financial business the interest received on the Receivables will constitute qualifying income.

            As a result, the Trust would qualify for the Section 7704(c) exception to the PTP rules and would not be taxable as a corporation thereunder, assuming that it otherwise would qualify as a partnership for federal income tax purposes.

            In such a case, in our opinion the Trust will not be classified as an association or a PTP taxable as a corporation for federal income tax purposes.


III.  Federal Tax Matters in Prospectus
      ---------------------------------

            Based on and subject to the foregoing, it is our opinion that, under present law, the discussions presented under the captions "SUMMARY -- Tax Status", "TAX MATTERS" and "FEDERAL INCOME TAX MATTERS" in the Prospectus, although general in nature, to the extent that they address matters of federal income tax law or legal conclusions with respect thereto, are correct in all material respects.

                          *          *          *

            We express no opinion with respect to the matters addressed in this opinion other than as set forth above, and this opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose without prior written consent in each instance. We hereby consent to the filing of this opinion as an exhibit to material filed in accordance with the Securities Exchange Act of 1934, as amended, to be incorporated by reference in the Registration Statement. We disclaim any obligation to update this opinion letter for events occurring or coming to our attention after the date hereof.

                                   Very truly yours,


                                   /s/ Skadden, Arps, Slate, Meagher & Flom LLP

                                                                    Schedule A
                                                                    ----------

Ford Credit Auto Receivables Two LLC
One American Road
Dearborn, Michigan  48126

The Bank of New York,
  as Owner Trustee
Ford Credit Auto Owner Trust 2002-B
5 Penn Plaza, 16th Floor
New York, New York 10001

Banc of America Securities LLC
J.P. Morgan Securities Inc.
  On behalf of themselves and
  as representatives of the several Underwriters
c/o Banc of America Securities LLC
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255-0001

JPMorgan Chase Bank,
  as Indenture Trustee
Institutional Trust Services
450 West 33rd Street, 15th Floor
New York, New York 10001-2697

Standard & Poor's
55 Water Street
New York, New York 10041

Moody's Investors Service, Inc.
99 Church Street
New York, New York  10007

Fitch, Inc.
One State Street Plaza
New York, New York  10004